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LIQUIDITY SERVICES, INC.
1920 L Street, N.W.
6th Floor
Washington, D.C. 20036

February 17, 2006

By EDGAR and Facsimile (202/772-9209)

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan

  Re:
  Liquidity Services, Inc. (the "Company")
  Registration Statement on Form S-1
  File No. 333-129656

Dear Sir or Madam:

        Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:15 p.m. E.S.T. on February 22, 2006 or as soon thereafter as possible.

        In making this request, we acknowledge that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
LIQUIDITY SERVICES, INC.
/s/ James E. Williams James E. Williams Vice President, General Counsel and Secretary

VIA TELECOPIER AND EDGAR

February 17, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Liquidity Services, Inc.
Registration Statement on Form S-1—File No. 333-129656

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between Thursday, February 2, 2006 and the date hereof 4,000 copies of the Preliminary Prospectus dated February 2, 2006 were distributed as shown in Exhibit A.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that the Registration Statement will become effective at 4:15 p.m. on Wednesday, February 22, 2006 or as soon thereafter as practicable.

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
RBC CAPITAL MAREKTS CORPORATION

As Representatives to the several Underwriters.

By:	/s/ JAMES R. KLEEBLATT Name: James R. Kleeblatt Title: Senior Managing Director

By:	/s/ PETER RITTMASTER Name: Peter Rittmaster Title: Managing Director

Exhibit A

Number and Nature of recipients:	Number of copies of Preliminary Prospectus delivered:
0 Prospective Underwriters	0
2,473 Institutional Investors	2,480
1,520 Individuals	1,520

	4,000	Total

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Exhibit A